January 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Attention: Stacie Gorman

Re:	IB Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2023
File No. 333-275650

Ladies and Gentlemen:

This letter is being submitted on behalf of IB Acquisition Corp. (the “Company”) in response to the comment letter, dated January 18, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed on December 19, 2023 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Amendment No. 1 to Registration Statement on Form S- 1

Cover Page

1. We note your revised disclosures in response to prior comment 1 and that you can extend the deadline to complete the business combination beyond 18 months. However, please revise to clarify whether any such change would require shareholder approval. Please add similar clarification elsewhere in your filing where you describe the deadline.

RESPONSE:	The cover page of the prospectus in the Amended Registration Statement, as well as elsewhere in the filing, have been revised to address the Staff’s comment.

The Offering, page 7

2. We acknowledge your revised disclosures in response to prior comment 2. We also note that on page 8, you state that your sponsor, officers and directors may vote any public shares purchased during or after this offering in favor of your initial business combination. Please revise to reconcile the statement with your disclosure in the third bullet of your discussion on page 26, which indicates that securities purchased by them would not be voted in favor of a transaction.

RESPONSE:	The Amended Registration Statement has been amended on pages 8 and 97 to address the Staff’s comment.

United States Securities and Exchange Commission January 30, 2024 Page 2

Risk Factors

We have engaged our underwriters to provide services..., page 20

3. We note your revised disclosures in response to prior comment 5, and refer to the last sentence of your first paragraph. As previously stated, please revise to describe the negotiations resulting in the engagement of I-Bankers, which is associated with your sponsor, for these additional matters and on these terms, and explain why you consider such negotiations to be on an arm’s length basis. Alternatively, please revise to explain, here and in the first risk factor on page 21, that these terms were not the result of arm’s length negotiations, or advise. Please also advise whether your independent directors will have an opportunity to cancel or otherwise modify these agreements following the offering.

RESPONSE:	The Amended Registration Statement has been amended on pages 20 and 21 to address the Staff’s comment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Al Lopez, CEO, IB Acquisition Corp.
Ralph V. De Martino, ArentFox Schiff LLP